Exhibit (a)(10)

CAMBRIDGE INFORMATION GROUP, EXTERNALIS AND ABRY PARTNERS
ANNOUNCE MERGER OF NV HOLDINGS WITH NAVTECH

(November 28, 2007, Bethesda, MD)  Cambridge Information Group II LLC, Externalis S.A., ABRY Mezzanine Partners, L.P. (collectively, the “Sponsors”) today announced the merger of their wholly owned subsidiary, NV Holdings, Inc. (“Holdings”) with Navtech, Inc. ("Navtech") (OTCBB: NAVH).  The new entity will be known as Navtech, Inc.

The subsequent offering period to the tender offer for all outstanding common shares of Navtech not owned by the Sponsors, Holdings and their affiliates terminated at 5:00 p.m. on November 27, 2007 as a result of the merger.  At such time, approximately 1,437,719 shares had been tendered and not withdrawn (none of which remain subject to guaranteed delivery procedures).  The tendered shares represented approximately 32.81% of the outstanding shares of Navtech.  All tendered shares were accepted for payment pursuant to the terms of the offer.  Payment for shares accepted for payment is expected to be made promptly.

As a result of the merger, all outstanding shares of Navtech not owned by the Sponsors, Holdings and their respective affiliates have been converted into the right to receive $2.50 per share in cash.  Shareholders of Navtech are entitled to exercise appraisal rights with respect to the Merger pursuant to Section 262 of the Delaware General Corporation Law.

This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the Securities and Exchange Commission.

Contacts
Cambridge Information Group II LLC
Larisa Avner Trainor, 301-961-6747
ltrainor@cigcompanies.com